Investment Option Fees and Expenses

(as a percentage of average daily net assets)

The following table is a summary. For more complete information on Investment Option fees and expenses, please refer to the prospectus for each Investment Option.

American Funds®—Class 4
Investment Option	MANAGEMENT FEE	DISTRIBUTION AND/OR SERVICE (12B-1) FEES	OTHER EXPENSES	ACQUIRED FUND FEES AND EXPENSES	TOTAL ANNUAL OPERATING EXPENSES	FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	NET TOTAL ANNUAL OPERATING EXPENSES
American Funds Global Small Capitalization Fund	0.70%	0.25%	0.29%	—	1.24%	—	1.24%
Met Investors Fund
Investment Option	MANAGEMENT FEE	DISTRIBUTION AND/OR SERVICE (12B-1) FEES	OTHER EXPENSES	ACQUIRED FUND FEES AND EXPENSES	TOTAL ANNUAL OPERATING EXPENSES	FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	NET TOTAL ANNUAL OPERATING EXPENSES
AB Global Dynamic Allocation Portfolio—Class B	0.61%	0.25%	0.04%	0.02%	0.92%	0.02%	0.90%
Allianz Global Investors Dynamic Multi-Asset Plus Portfolio—Class B	0.68%	0.25%	1.36%	0.01%	2.30%	1.09%	1.21%
American Funds® Balanced Allocation Portfolio—Class C	0.06%	0.55%	—	0.42%	1.03%	—	1.03%
American Funds® Growth Allocation Portfolio—Class C	0.06%	0.55%	0.01%	0.43%	1.05%	—	1.05%
American Funds® Growth Portfolio—Class C	—	0.55%	0.02%	0.35%	0.92%	—	0.92%
American Funds® Moderate Allocation Portfolio—Class C	0.06%	0.55%	0.01%	0.40%	1.02%	—	1.02%
AQR Global Risk Balanced Portfolio—Class B	0.61%	0.25%	0.03%	0.02%	0.91%	0.02%	0.89%
BlackRock Global Tactical Strategies Portfolio—Class B	0.66%	0.25%	0.01%	0.11%	1.03%	0.03%	1.00%
BlackRock High Yield Portfolio—Class B	0.60%	0.25%	0.08%	0.08%	1.01%	—	1.01%
Clarion Global Real Estate Portfolio—Class B	0.59%	0.25%	0.05%	—	0.89%	—	0.89%
ClearBridge Aggressive Growth Portfolio—Class B	0.55%	0.25%	0.02%	—	0.82%	0.01%	0.81%
Goldman Sachs Mid Cap Value Portfolio—Class B	0.71%	0.25%	0.04%	—	1.00%	—	1.00%
Harris Oakmark International Portfolio—Class B	0.77%	0.25%	0.06%	—	1.08%	0.02%	1.06%
Invesco Balanced-Risk Allocation Portfolio—Class B	0.64%	0.25%	0.05%	0.03%	0.97%	0.03%	0.94%
Invesco Comstock Portfolio—Class B	0.56%	0.25%	0.02%	—	0.83%	0.02%	0.81%
Invesco Mid Cap Value Portfolio—Class B	0.64%	0.25%	0.05%	0.04%	0.98%	0.02%	0.96%
Invesco Small Cap Growth Portfolio—Class B	0.84%	0.25%	0.03%	—	1.12%	0.01%	1.11%
JPMorgan Core Bond Portfolio—Class B	0.55%	0.25%	0.02%	—	0.82%	0.13%	0.69%
JPMorgan Global Active Allocation Portfolio—Class B	0.73%	0.25%	0.07%	—	1.05%	0.05%	1.00%
JPMorgan Small Cap Value Portfolio—Class B	0.77%	0.25%	0.05%	0.02%	1.09%	0.09%	1.00%
Loomis Sayles Global Markets Portfolio—Class B	0.70%	0.25%	0.08%	—	1.03%	—	1.03%
Met/Aberdeen Emerging Markets Equity Portfolio—Class B	0.86%	0.25%	0.15%	—	1.26%	0.02%	1.24%
Met/Artisan International Portfolio—Class B	0.75%	0.25%	0.07%	—	1.07%	—	1.07%
Met/Eaton Vance Floating Rate Portfolio—Class B	0.60%	0.25%	0.07%	—	0.92%	—	0.92%
Met/Franklin Low Duration Total Return Portfolio—Class B	0.49%	0.25%	0.04%	—	0.78%	0.02%	0.76%

Investment Option	MANAGEMENT FEE	DISTRIBUTION AND/OR SERVICE (12B-1) FEES	OTHER EXPENSES	ACQUIRED FUND FEES AND EXPENSES	TOTAL ANNUAL OPERATING EXPENSES	FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	NET TOTAL ANNUAL OPERATING EXPENSES
Met/Templeton International Bond Portfolio—Class B	0.60%	0.25%	0.13%	—	0.98%	—	0.98%
Met/Wellington Large Cap Research Portfolio—Class B	0.57%	0.25%	0.03%	—	0.85%	0.05%	0.80%
MetLife Asset Allocation 100 Portfolio—Class B	0.07%	0.25%	0.01%	0.68%	1.01%	—	1.01%
MetLife Balanced Plus Portfolio—Class B	0.25%	0.25%	—	0.42%	0.92%	—	0.92%
MetLife Multi-Index Targeted Risk Portfolio—Class B	0.18%	0.25%	0.03%	0.22%	0.68%	—	0.68%
MetLife Small Cap Value Portfolio—Class B	0.74%	0.25%	0.03%	—	1.02%	0.01%	1.01%
MFS® Research International Portfolio—Class B	0.69%	0.25%	0.07%	—	1.01%	0.06%	0.95%
Morgan Stanley Mid Cap Growth Portfolio—Class B	0.64%	0.25%	0.05%	—	0.94%	0.01%	0.93%
Oppenheimer Global Equity Portfolio—Class B	0.66%	0.25%	0.08%	—	0.99%	0.06%	0.93%
PanAgora Global Diversified Risk Portfolio—Class B	0.65%	0.25%	1.92%	0.02%	2.84%	1.52%	1.32%
PIMCO Inflation Protected Bond Portfolio—Class B	0.47%	0.25%	0.09%	—	0.81%	0.01%	0.80%
PIMCO Total Return Portfolio—Class B	0.48%	0.25%	0.03%	—	0.76%	0.04%	0.72%
Pyramis® Government Income Portfolio—Class B	0.42%	0.25%	0.04%	—	0.71%	—	0.71%
Pyramis® Managed Risk Portfolio—Class B	0.45%	0.25%	0.08%	0.56%	1.34%	0.12%	1.22%
Schroders Global Multi-Asset Portfolio—Class B	0.64%	0.25%	0.10%	0.04%	1.03%	—	1.03%
SSGA Growth and Income ETF Portfolio—Class B	0.30%	0.25%	0.01%	0.22%	0.78%	—	0.78%
SSGA Growth ETF Portfolio—Class B	0.31%	0.25%	0.03%	0.24%	0.83%	—	0.83%
T. Rowe Price Large Cap Value Portfolio—Class B	0.57%	0.25%	0.02%	—	0.84%	—	0.84%
T. Rowe Price Mid Cap Growth Portfolio—Class B	0.75%	0.25%	0.03%	—	1.03%	—	1.03%
TCW Core Fixed Income Portfolio—Class B	0.55%	0.25%	0.03%	—	0.83%	0.13%	0.70%
Metropolitan Fund
Investment Option	MANAGEMENT FEE	DISTRIBUTION AND/OR SERVICE (12B-1) FEES	OTHER EXPENSES	ACQUIRED FUND FEES AND EXPENSES	TOTAL ANNUAL OPERATING EXPENSES	FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	NET TOTAL ANNUAL OPERATING EXPENSES
Baillie Gifford International Stock Portfolio—Class B	0.79%	0.25%	0.08%	—	1.12%	0.12%	1.00%
Barclays Aggregate Bond Index Portfolio—Class G	0.25%	0.30%	0.03%	—	0.58%	—	0.58%
BlackRock Bond Income Portfolio—Class B	0.32%	0.25%	0.03%	—	0.60%	—	0.60%
BlackRock Capital Appreciation Portfolio — Class B	0.69%	0.25%	0.02%	—	0.96%	0.06%	0.90%
BlackRock Large Cap Value Portfolio — Class B	0.63%	0.25%	0.02%	—	0.90%	0.03%	0.87%
BlackRock Ultra-Short Term Bond Portfolio—Class B	0.34%	0.25%	0.03%	—	0.62%	0.02%	0.60%
Frontier Mid Cap Growth Portfolio—Class B	0.71%	0.25%	0.05%	—	1.01%	0.01%	1.00%
Jennison Growth Portfolio—Class B	0.59%	0.25%	0.03%	—	0.87%	0.08%	0.79%
Loomis Sayles Small Cap Core Portfolio—Class B	0.90%	0.25%	0.06%	0.07%	1.28%	0.08%	1.20%
Met/Artisan Mid Cap Value Portfolio—Class B	0.81%	0.25%	0.03%	—	1.09%	—	1.09%
Met/Dimensional International Small Company Portfolio—Class B	0.81%	0.25%	0.17%	—	1.23%	0.01%	1.22%

Investment Option	MANAGEMENT FEE	DISTRIBUTION AND/OR SERVICE (12B-1) FEES	OTHER EXPENSES	ACQUIRED FUND FEES AND EXPENSES	TOTAL ANNUAL OPERATING EXPENSES	FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	NET TOTAL ANNUAL OPERATING EXPENSES
Met/Wellington Core Equity Opportunities Portfolio—Class B	0.70%	0.25%	0.03%	—	0.98%	0.11%	0.87%
MetLife Asset Allocation 20 Portfolio—Class B	0.09%	0.25%	0.03%	0.52%	0.89%	0.02%	0.87%
MetLife Asset Allocation 40 Portfolio—Class B	0.06%	0.25%	—	0.56%	0.87%	—	0.87%
MetLife Asset Allocation 60 Portfolio—Class B	0.05%	0.25%	—	0.60%	0.90%	—	0.90%
MetLife Asset Allocation 80 Portfolio—Class B	0.05%	0.25%	0.01%	0.65%	0.96%	—	0.96%
MetLife Mid Cap Stock Index Portfolio—Class G	0.25%	0.30%	0.05%	0.01%	0.61%	—	0.61%
MetLife Stock Index Portfolio—Class G	0.25%	0.30%	0.02%	—	0.57%	0.01%	0.56%
MFS® Total Return Portfolio—Class B	0.55%	0.25%	0.05%	—	0.85%	—	0.85%
MFS® Value Portfolio—Class B	0.70%	0.25%	0.02%	—	0.97%	0.14%	0.83%
MSCI EAFE® Index Portfolio—Class G	0.30%	0.30%	0.10%	0.01%	0.71%	—	0.71%
Neuberger Berman Genesis Portfolio—Class B	0.80%	0.25%	0.03%	—	1.08%	—	1.08%
Russell 2000® Index Portfolio—Class G	0.25%	0.30%	0.07%	0.05%	0.67%	0.01%	0.66%
T. Rowe Price Large Cap Growth Portfolio—Class B	0.60%	0.25%	0.03%	—	0.88%	0.02%	0.86%
T. Rowe Price Small Cap Growth Portfolio—Class G	0.47%	0.30%	0.04%	—	0.81%	—	0.81%
Van Eck Global Natural Resources Portfolio—Class B	0.78%	0.25%	0.03%	—	1.06%	0.01%	1.05%
Western Asset Management Strategic Bond Opportunities Portfolio—Class B	0.59%	0.25%	0.06%	—	0.90%	0.04%	0.86%
Western Asset Management U.S. Government Portfolio—Class B	0.47%	0.25%	0.02%	—	0.74%	0.01%	0.73%

The information shown in the table above was provided by the Investment Options. Certain Investment Options and their investment adviser have entered into expense reimbursement and/or fee waiver arrangements that will continue from May 1, 2016 through April 30, 2017. These arrangements can be terminated with respect to an Investment Option only with the approval of the board of directors or trustees of that Investment Option. Please see the Investment Options’ prospectuses for additional information regarding these arrangements.

Certain Investment Options that have “Acquired Fund Fees and Expenses” are “funds of funds.” A fund of funds invests substantially all of its assets in other underlying funds. Because the Investment Option invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

Examples

These Examples are intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Annual Contract Fees, if any, Separate Account charges and underlying Investment Option fees and expenses.

Examples 1 and 2 assume You purchased the Contract with optional benefits that result in the highest possible combination of charges.

Example 1 relates to the purchase of the Contract with the B Class and Example 2 relates to the purchase of the Contract with the R Class.

Examples 3 and 4 assume You purchased the Contract with no optional benefits that result in the least expensive combination of charges.

Example 3 relates to the purchase of the Contract with the B Class and Example 4 relates to the purchase of the Contract with the R Class.

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